August 27, 2010
Mr. Craig Ruckman
Office of Insurance Products
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-0506
Re:	Transamerica Life Insurance Company Separate Account VA FF SecurePath for Life Product Pre-Effective Amendment No. 2 to Registration Statement filed on Form N-4 File Nos.: 333-163878, 811-22370
Dear Mr. Ruckman:
Transamerica Life Insurance Company filed the Pre-Effective Amendment No. 2 to the above-referenced Form N-4 registration statement on August 16, 2010. Pursuant to Rule 461 under the Securities Act of 1933, Transamerica Life Insurance Company and the principal underwriter, Transamerica Capital, Inc., now respectfully request that the effective date of the registration statement be accelerated and that the registration statement be declared effective as soon as practicable.
Transamerica Life Insurance Company acknowledges the following:
•	should the Commission or the staff pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Transamerica Life Insurance Company		Transamerica Capital, Inc.

By:	/s/ Darin Smith	By:	/s/ Elizabeth L. Belanger
Darin Smith		Elizabeth L. Belanger
Vice President		Assistant Vice President